February 2, 2011
VIA EDGAR
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Chesapeake Utilities Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2010
File No. 001-11590
Dear Mr. Owings:
Chesapeake Utilities Corporation, a Delaware corporation (the “Company”, “we”, “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 8, 2010 (the “Comment Letter”), and subsequent telephone conversations with the SEC Staff, with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 31, 2010 (the “Proxy Statement”).
Below is the Company’s response. For your convenience, we have repeated the Staff’s comment before our response.
Compensation Discussion and Analysis, page 20
          1. We reviewed your response to comment two in our letter dated September 17, 2010 and it continues to be unclear to us how disclosure of performance targets based on publicly disclosed historical metrics could result in competitive harm to you. We therefore reissue our comment.
The Staff’s prior comment, as issued in the Staff’s comment letter dated September 17, 2010 was as follows:
          2. It appears that performance targets related to cash and equity incentive compensation may have been material to the company’s executive compensation policies for fiscal 2009, but you have not provided a quantitative discussion of the terms necessary for the targets to be achieved by your named executive officers to earn cash or equity incentive compensation. In this regard, and by way of example only, we note the following disclosure in your compensation discussion and analysis:
•	“The Board of Directors has adopted the Cash Bonus Incentive Plan under which cash incentives are payable to ... named executive officers ... if they achieve certain financial and non-financial goals relative to pre-established performance goals.”

•	“The Compensation Committee establishes target bonus awards for each participant with the actual amount earned ranging from 0 to 150 percent of the target award depending on actual performance as compared to the performance goals.”

•	“... the Compensation Committee established for each applicable named executive officer, an aggressive earnings per share target, or an aggressive target income range or return for a designated segment, as appropriate...”

•	“... the Compensation Committee approved a pre-determined earnings per share target for Messrs. Schimkaitis and McMasters and Mrs. Cooper for 2009.”

•	“For Mr. Thompson, the earnings target was based upon achieving a pre-tax return on average investment on our natural gas segment.”

•	“Cash incentives are earned by the executive officer upon the successful attainment of his or her pre-established goals and the extent to which the relevant income or return target meets or exceeds the respective pre-established targets ...”
          In addition, we note your disclosure on page 25 under the heading Performance Incentive Plan. These are merely examples. With respect to your cash and equity incentive performance targets that are tied to particular metrics, such as earnings per share, operating income for particular segments, total shareholder return, total capital expenditures as a percentage of total capitalization, and return on equity, please disclose the performance targets that were taken into consideration in determining each component of compensation for your named executive officers and any other performance-related factors that were material to the company’s executive compensation policies and decision-making processes. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis of the basis upon which you made your determination. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the company to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.
Response:
In future filings, beginning with the 2011 Proxy Statement we will address the Staff’s comment by expanding the disclosure with respect to our Cash Bonus Incentive Plan (referred to as “Cash Incentive” in our 2010 Proxy Statement) and Performance Incentive Plan (referred to as “Equity Incentives” in our 2010 Proxy Statement) within the “Compensation Discussion and Analysis” section. To the extent applicable, it is our intention that such disclosure will read materially as follows:
          “Cash Bonus Incentive Plan. Our Cash Bonus Incentive Plan (hereinafter referred to as the “Cash Incentive Plan”) was adopted by our Board of Directors in 2005. Under the Cash Incentive Plan, the Compensation Committee of our Board of Directors is authorized to grant cash incentive awards to named executive officers and key employees that perform responsibilities that contribute significantly to the Company’s long-term growth, development, and financial success. The Compensation Committee establishes target cash incentive awards for each participant. Generally, the target cash incentive awards for each named executive officer are set at an amount that approximates, or falls slightly below the median prevailing practices of the industry peer group for comparable positions. The actual award earned can range from 0 to 150 percent of the target cash incentive award depending on actual performance at the end of the performance period as compared to the performance targets. The Compensation Committee may use its discretion to adjust a participant’s bonus opportunity or payout amount based on unanticipated and/or extraordinary events. This adjustment could result in a named executive officer receiving a cash incentive award that is more than or less than the established payout opportunity.
          2010 Cash Incentive Award. In January of 2010, the Compensation Committee established financial and non-financial performance targets under the Cash Incentive Plan for each named executive officer. The components upon which financial targets were based for each named executive officer were as follows: Messrs. Schimkaitis and McMasters and Mrs. Cooper were evaluated on earnings per share, with the earnings per share target set at $x.xx; Mr. Thompson was primarily evaluated on pre-tax, pre-interest return on average investment for the utility operations, with the pre-tax, pre-interest return on average investment target set at x percent; and Mr. Cummiskey was evaluated on pre-tax, pre-interest operating income for the natural gas marketing operations, Delmarva propane operations, and the propane wholesale marketing operations, with the pre-tax, pre-interest operating income target set at $x.xx. Each named executive officer has established individual goals that are evaluated by the Compensation Committee in connection with determining the extent to which the individual met his or her non-financial targets. These goals are grouped into the following categories: i) Business Unit Growth and Corporate Development, ii) Performance and Operational Improvements, iii) Leadership and iv) Strategic Direction. The named executive officers may earn a cash incentive award upon achieving his or her pre-established financial and non-financial targets. The following table shows each named executive officer’s target cash incentive award, based on such named executive officer’s base salary as of December 31, 2010 and weighting for the financial and non-financial performance targets:

	2010 Cash Incentive Award			Weighting for the Performance Targets
	Base Salary	Bonus Opportunity	Target Cash	Non-Financial	Financial
	(as of December 31, 2010)	(% of Base Salary)	Incentive Award[1]	Targets	Targets
John R. Schimkaitis	$xxx,xxx	40%	$xxx,xxx	20%	80%
Michael P. McMasters	$xxx,xxx	30%	$xxx,xxx	20%	80%
Stephen C. Thompson	$xxx,xxx	25%	$xxx,xxx	50%	50%
Beth W. Cooper	$xxx,xxx	25%	$xxx,xxx	20%	80%
Joseph Cummiskey	$xxx,xxx	30%	$xxx,xxx	25%	75%

[1]	Target Cash Incentive Award is shown at 100 percent.
          In February of 2011, the Compensation Committee reviewed the performance of each named executive officer and based on that review authorized the payment of cash incentive awards. The Compensation Committee determined that Messrs. Schimkaitis and McMasters and Mrs. Cooper achieved x percent of their financial targets as a result of the Company recording earnings per share of $x.xx for 2010, and also achieved between x and x percent of his or her non-financial targets. The Compensation Committee determined that Mr. Thompson achieved x percent of his financial targets as a result of the Company’s utility and Florida propane operations generating a x percent pre-tax, pre-interest return on average investment for 2010, representing a x percent payout. Mr. Thompson also achieved x percent of his non-financial targets. The Compensation Committee determined that Mr. Cummiskey achieved x percent of his financial targets as a result of the Company’s natural gas marketing operations, Delmarva propane operations, and propane wholesale marketing operations generating $x in pre-tax, pre-interest operating income for 2010. As a result of the Company’s natural gas marketing operations generating $x in pre-tax, pre-interest operating income for 2010, Mr. Cummiskey also earned $x as an additional bonus for achieving budgeted pre-tax, pre-interest operating income and $x for exceeding budgeted pre-tax, pre-interest operating income by $x or x percent. The Compensation Committee also determined that Mr. Cummiskey achieved x percent of his non-financial targets. The Non-Equity Incentive Plan Compensation column in the Summary Compensation Table reflects the specific amounts paid to each named executive officer pursuant to the Cash Incentive Plan.
     Performance Incentive Plan. Our Performance Incentive Plan (hereinafter referred to as the “Equity Incentive Plan”), was adopted by our Board of Directors in 2005. Under the Equity Incentive Plan, the Compensation Committee of our Board of Directors is authorized to grant equity incentive awards to our named executive officers and other key employees. This multi-year, long-term performance incentive plan is designed to reward officers for improving shareholder value by achieving growth in earnings while investing in the future growth of both our regulated and unregulated business units.
     The Committee focused on three core objectives in designing the plan as shown in the table below. The first metric, maximizing shareholder value, is a primary objective and ensures that we are generating additional value for our stockholders. The Compensation Committee chose the second metric, growth in long-term earnings, because of the capital intensive nature of our business. As a utility, long-term earnings growth is dependent upon an increase in plant assets. The third metric, return on equity, provides a gauge of earnings performance. The Company’s total shareholder return and growth in long-term earnings over the relevant performance periods are compared to companies in the Edward Jones Natural Gas Distribution Group1 (the “Edward Jones Distribution Group”), a composite group of selected gas distribution utilities whose performance is benchmarked by Edward Jones.

Performance Metric	Benchmark	Percent of Target Award
Maximizing Shareholder Value	Total shareholder return compared to the total shareholder returns of companies in the Edward Jones Distribution Group	30%

Growth in Long-Term Earnings	Total capital expenditures as a percent of total capitalization as compared to companies in the Edward Jones Distribution Group	35%

Earnings Performance	Average return on equity compared to pre-determined return on equity targets	35%
     2008-2010 Performance Period. In January of 2008, the Compensation Committee established equity incentive awards for Messrs. Schimkaitis, McMasters, Thompson and Mrs. Cooper for the 2008-2010 performance period. The established payout opportunity for the award ranged from 0 to 125 percent of the target equity incentive award as shown in the table below.

[1]	The peer group presently includes some but not all of the companies in the peer group used for compensatory benchmarking. The Compensation Committee chose to use this peer group for performance metrics comparison because the business operations of these companies are more closely aligned with those of the Company than with the compensation benchmarking peer group. The peer group includes AGL Resources, Inc., Atmos Energy Corporation, Delta Natural Gas Company, Inc., Gas Natural, Inc., The Laclede Group, Inc., New Jersey Resources Corp., Northwest Natural Gas Company, Piedmont Natural Gas Company, Inc., RGC Resources, Inc., South Jersey Industries, Inc. and WGL Holdings, Inc.

	2008-2010 Performance Period
	Minimum	Threshold	Target	Maximum
John R. Schimkaitis	0	4,800	9,600	12,000
Michael P. McMasters	0	2,560	5,120	6,400
Stephen C. Thompson	0	2,000	4,000	5,000
Beth W. Cooper	0	1,600	3,200	4,000
Joseph Cummiskey[1]	0	0	0	0

[1]	Mr. Cummiskey was promoted to Vice President of the Company on December 15, 2009 and therefore was not eligible to receive a grant for the 2008-2010 performance period.
     The maximizing shareholder value and growth in long-term earnings performance metrics are each evaluated relative to the performance of peer companies in the Edward Jones Distribution Group over a thirty-six month performance period. The Company’s performance is then ranked against these peer companies. For the 2008-2010 performance period, the payout opportunity based on the Company’s percentile ranking against the peer companies in the Edward Jones Distribution Group for each of these two performance metrics is shown in the table below.

Percentage of Payout of
Percentile Ranking as Compared to Companies	Target Equity Incentive
in the Peer Group	Award
40th — 49th percentile	50%
50th — 54th percentile	75%
55th — 60th percentile	100%
61st — 100th percentile	125%
     The Company’s actual ranking can fluctuate significantly during the performance period as a result of peer company performance. As a result, there is significant risk associated with whether the named executive officers will achieve these awards.
     The Compensation Committee met in February of 2011 to review the extent to which the named executive officers achieved the performance targets established for the 2008-2010 performance period. For the first performance metric, the total shareholder return for the Edward Jones Distribution Group ranged from x to x percent, with a median of x percent. The Company’s total shareholder return for the three years ended December 31, 2010 was x percent which put the Company in the x percentile of the Edward Jones Distribution Group, thus resulting in a payout that is x percent of the target award for each named executive officer based on this metric. For the second metric, total capital expenditures as a percent of total capitalization for the Edward Jones Distribution Group ranged from x percent to x percent, with a median of x percent. For the three years ended September 30, 2010, the Company’s total capital expenditures as a percent of total capitalization was x percent which put the Company in the x percentile of the Edward Jones Distribution Group, thus resulting in a payout that is x percent of the target award for each named executive officer based on this metric. In terms of the third metric, the Company’s return on average equity target for the 2008-2010 performance period was set at x percent. The Company’s return on average equity for the three years ended December 31, 2010 was x percent, thus resulting in a payout that is x percent of the target award for each named executive officer based on this metric. The actual award earned for the 2008-2010 performance period is reflected in footnote x to the Summary Compensation Table.
     Outstanding Equity Awards. In January of 2009 and January of 2010, the Compensation Committee granted performance shares to Messrs. Schimkaitis, McMasters, Thompson, Cummiskey and Mrs. Cooper for the 2009-2011 and 2010-2012 performance periods, respectively. Each named executive officer is entitled to earn the performance shares at the end of the performance period depending on the extent to which performance targets are achieved. The established payout opportunity for these awards range from 0 to 125 percent of the target equity incentive award as shown in the following table:

	Outstanding Equity Awards and Payout Opportunity Award Levels
	2009-2011				2010-2012
	Performance Period				Performance Period
	0%	50%	Target	125%	0%	50%	Target	125%
John R. Schimkaitis	0	4,800	9,600	12,000	0	4,800	9,600	12,000
Michael P. McMasters[1]	0	2,750	5,500	6,875	0	2,750	5,500	6,875
Stephen C. Thompson	0	2,000	4,000	5,000	0	2,000	4,000	5,000
Beth W. Cooper[1]	0	2,000	4,000	5,000	0	2,000	4,000	5,000
Joseph Cummiskey[2]	0	0	0	0	0	1,600	3,200	4,000

[1]	Mr. McMasters and Mrs. Cooper each received an increased award for the 2009-2011 performance period as compared to the 2008-2010 performance period as a result of their promotions to Executive Vice President and Chief Operating Officer, and Senior Vice President and Chief Financial Officer, respectively, which occurred in 2008. Consistent with the Compensation Committee’s former compensation consultant’s recommendation, the Committee made no changes to equity incentive awards that were established for Mr. McMasters and Mrs. Cooper prior to their promotions.

[2]	To transition his participation into the long-term bonus program, the Compensation Committee approved, in January of 2010, two equity-based awards for Mr. Cummiskey, Vice President of the Company. The first equity-based award grant will cover a two-year award period from January 1, 2010 through December 31, 2011, and will include twice the normal award level of shares. The second equity-based award grant will cover the three-year award period from January 1, 2010 through December 31, 2012. The Compensation Committee established target equity-based awards for Mr. Cummiskey of 6,400 shares for the 2010-2011 performance period, and 3,200 shares for the 2010-2012 performance period. The number of actual performance shares earned will range from 0 to 125 percent of the target performance shares depending on actual performance as compared to the performance targets. The targets and associated weightings for the awards are the same as those established for Messrs. Schimkaitis, McMasters and Thompson and Mrs. Cooper.
          The aggregate grant date fair value of the 2009-2011 equity award is reflected in the Stock Award column for 2009 in the Summary Compensation Table. The aggregate grant date fair value of the 2010-2012 equity award is reflected in the Stock Award column for 2010 in the Summary Compensation Table and the Grant Date Fair Value of Stock Awards column for the 2010 Grants of Plan-Based Awards Table.”
We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact our counsel, Jeffrey Decker, at (407) 649-4017.

Very truly yours,

Beth W. Cooper
Senior Vice President and Chief Financial Officer